                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934
                              (Amendment No. 33)*

                            Rally's Hamburgers, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  751203-10-0
                                  -----------
                                 (CUSIP Number)

                              Gary N. Jacobs, Esq.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                      2121 Avenue of the Stars, 18th Flr.
                             Los Angeles, CA  90067
                           (310) 553-3000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 21, 1997
                                 --------------
                      (Date of Event Which Requires Filing
                               Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))
                               PAGE 1 OF 5 PAGES

                                  SCHEDULE 13D


CUSIP No. 751203-10-0                                          Page 2 of 5 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        GIANT GROUP, LTD.
        I.R.S. #23-0622690
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            1,739,374 shares**
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,739,374 shares**
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,739,374 shares**
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**EXCLUDES SHARES OWNED BY KCC DELAWARE COMPANY, A WHOLLY OWNED SUBSIDIARY.

                                  SCHEDULE 13D


CUSIP No. 751203-10-0                                          Page 3 of 5 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        KCC DELAWARE COMPANY
        I.R.S. #23-2360456
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            1,397,475 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,397,475 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,397,475 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Reference is hereby made to that certain Schedule 13D, dated October 20, 1989, as amended, filed by GIANT GROUP, LTD., a Delaware corporation ("GIANT"), and KCC Delaware Company, a Delaware corporation ("KCC") (as to Amendments Nos. 24-32), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), collectively referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule, as amended to date, remains unchanged. The Schedule is hereby amended as follows:

         Item 2. Identity and Background

         Item 2 is hereby amended by adding the following:

         On March 24, 1997 Jeffrey Rosenthal became a director of GIANT. Mr. Rosenthal is the Chairman and Chief executive Officer of TV Fanfare Publications, Inc., an international advertising agency. Mr. Rosenthal's business address is 25300 Rye Canyon Road, Valencia, California 91355. During the last five years Mr. Rosenthal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Rosenthal becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation of such laws.

         Item 4. Purpose of Transaction

         Item 4 of the Schedule is hereby amended by adding the following:

         On December 12, 1996 GIANT sold 39,000 shares of Common Stock for $3.00 per share to Fidelity National Financial, Inc. ("Fidelity"). Such sale was pursuant to the exercise of options granted to Fidelity pursuant to the Purchase and Standstill Agreement dated as of April 26, 1996 (the "Purchase Agreement") among GIANT, Fidelity and CKE Restaurants, Inc. ("CKE") previously filed as Exhibit 39 to Amendment 29 to the Schedule.

         On March 21, 1997 GIANT, Fidelity and CKE entered into a Settlement and Limited Release Agreement (the "Agreement"), a copy of which is attached
hereto as Exhibit 40 and incorporated herein by reference.   Pursuant to the
Agreement, among other things, (i) certain options to purchase shares of Rally's Common Stock previously granted by GIANT to Fidelity and CKE were terminated, (ii), GIANT released and discharged Fidelity and CKE from any and all claims, demands, damages, debts, obligations and liabilities arising from the facts, circumstances and representations made by the parties leading to the execution of the Purchase Agreement, and (iii) Fidelity and CKE released and discharged GIANT from any and all claims, demands, damages, debts obligations and liabilities arising from the facts, circumstances and representations made by the parties to the Purchase Agreement leading to the execution of such Purchase Agreement.

         Except as set forth herein, neither GIANT nor KCC has any current plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Item 5. Interest in Securities of the Issuer

         Item 5 of the Schedule is hereby amended by adding the following:

         As of the date hereof, GIANT beneficially owns 1,739,374 shares of Rally's Common Stock, representing approximately 8.5% of the shares outstanding, and KCC beneficially owns 1,397,475 shares of Rally's Common Stock, representing approximately 6.8% of the shares outstanding. (The Form 10-K for the fiscal year ended December 29, 1996 reported that Rally's had outstanding 20,541,602 shares of Common Stock as of February 24, 1997).

         As of March 14, 1997, directors and executive officers of GIANT beneficially owned the following shares of Common Stock of Rally's: Burt Sugarman --- 485,833 shares which may be acquired under stock options exercisable within 60 days, but excluding (i) 3,230 shares held as custodian for his minor child, as to which he disclaims beneficial ownership, (ii) 3,136,849 shares owned by GIANT and KCC, of which Mr. Sugarman may be deemed to be a controlling person, and (iii) 145,884 shares beneficially owned by Mr. Sugarman's spouse (including 104,692 shares underlying presently exercisable options and warrants), as to which shares he disclaims beneficial ownership; David Gotterer --- 279,730 shares (including 251,615 shares which may be acquired under stock options and warrants exercisable within 60 days) but excluding 22,500 shares underlying options held by Mr. Gotterer, as to which shares he disclaims beneficial ownership since a business partner is entitled to the beneficial ownership of such shares upon any exercise of such options; Terry Christensen --- 168,230 shares (including 165,615 shares which may be acquired under stock options and warrants exercisable within 60 days); Jeffrey Rosenthal 211,152 shares (including 198,076 shares which may be acquired under presently exercisable stock options and warrants); Cathy Wood, the Company's Vice President, Chief Financial Officer, Secretary and Treasurer, 25,000 shares (including 25,000 shares which may be acquired under presently exercisable stock options).


         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4 to this Amendment No. 33 which is incorporated herein by reference.

         Item 7. Material to be Filed as Exhibits.


                       Exhibit No.               Description
                       -----------               -----------
                           40                    Form of Settlement
                                                  and Limited
                                                  Release Agreement

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 16, 1997
                                                   GIANT GROUP, LTD.


                                                   By: /s/ CATHY L. WOOD
                                                       -------------------------
                                                        Cathy L. Wood
                                                        Chief Financial Officer,
                                                        Secretary and Treasurer



                                                   KCC Delaware Company


                                                   By: /s/ CATHY L. WOOD
                                                       -------------------------
                                                        Cathy L. Wood
                                                        Chief Financial Officer,
                                                        Secretary and Treasurer

                    SETTLEMENT AND LIMITED RELEASE AGREEMENT


         THIS SETTLEMENT AND LIMITED RELEASE AGREEMENT ("Agreement") is made and entered into by and between GIANT GROUP, LTD. ("GIANT"), on the one hand, and Fidelity National Financial, Inc. ("Fidelity") and CKE Restaurants, Inc. ("CKE"), on the other hand, as of March 21, 1997.

         Any reference in this Agreement to a "party" or "the parties" shall refer to a party or the parties to this Agreement.

         This Agreement is entered into with reference to the following facts:

                                    RECITALS

         A. Certain disputes (the "Disputes") have arisen between GIANT, on the one hand, and Fidelity and CKE, on the other hand, concerning a purchase and standstill agreement made as of April 26, 1996 by and between them (the "Purchase Agreement").

         B. The parties are each desirous of settling and fully and finally resolving the Disputes concerning the Purchase Agreement.

         C. It is not the intent nor the desire of the parties hereto that this Agreement should in any way interfere with, alter, modify or supersede the Purchase Agreement, except as expressly set forth herein.

         NOW, THEREFORE, in consideration of the mutual covenants, agreements, obligations and promises hereinafter set forth, IT IS HEREBY AGREED BY THE PARTIES AS FOLLOWS:

         1.      OBLIGATIONS AND RELEASES

                 a. Paragraph 3.b. of the Purchase Agreement is hereby deemed deleted, null and void. Any and all rights of Fidelity and CKE, and any and all obligations of GIANT, under said paragraph hereby are fully relinquished and waived.

                 b. GIANT, on behalf of its parent corporations, subsidiary corporations, affiliated corporations, shareholders, officers, directors, partners, agents, representatives, employees, attorneys, successors, predecessors, assignees, heirs, and insurers hereby absolutely and forever releases and discharges Fidelity and CKE, their parent corporations, subsidiary corporations, affiliated corporations, shareholders, officers, directors, partners, agents, representatives, employees, attorneys, successors, predecessors, assignees, heirs, and insurers from any and all claims, demands, damages, debts, obligations and liabilities arising from the facts, circumstances and representations made by the parties leading to the execution of the Purchase Agreement by the parties hereto. Nothing in this paragraph shall be construed as releasing Fidelity and CKE from their obligations under the Purchase Agreement except as expressly set forth in this Agreement.

                 c. Fidelity and CKE, on behalf of their parent corporations, subsidiary corporations, affiliated corporations, shareholders, officers, directors, partners, agents, representatives, employees, attorneys, successors, predecessors, assignees, heirs, and insurers hereby absolutely and forever release and discharge GIANT, its parent corporations, subsidiary corporations, affiliated corporations, shareholders, officers, directors, partners, agents, representatives, employees, attorneys, successors, predecessors, assignees, heirs, and insurers from any and all claims, demands, damages, debts, obligations and liabilities arising from the facts, circumstances and representations made by the parties leading to the execution of the Purchase Agreement by the parties hereto. Nothing in this paragraph shall be construed as releasing GIANT from any of its obligations under the Purchase Agreement except as expressly set forth in this Agreement.

         2.      SUCCESSORS, ASSIGNS AND AFFILIATES

         All of the terms and conditions of this Agreement shall be binding upon, and shall inure to the benefit of the parties, and each of their heirs, beneficiaries, successors, assigns, subsidiaries and affiliated corporations.

         3.      REPRESENTATION BY COUNSEL AND INTERPRETATION

         The parties, and each of them, at all times material hereto, have had the opportunity to consult independently with legal counsel of their own choosing concerning their obligations and rights affected by this Agreement, its form and content, and the advisability of executing it. Therefore, the parties each acknowledge and agree that this Agreement shall not be deemed to have been prepared or drafted by one party or another, and that its interpretation shall not be resolved by any rule of interpretation providing for interpretation against the drafting party who causes any uncertainty.

         4.      THIS AGREEMENT IS NOT TO BE CONSTRUED AS AN ADMISSION

         Acceptance of this Agreement and the payments and other considerations referenced herein are neither intended to be nor shall be construed as an admission of liability on the part of any party to this Agreement, by whom liability is expressly denied; they are also neither intended to be nor shall be construed as an admission of any fact.

         5.      ENTIRE AGREEMENT

         This Agreement constitutes the entire agreement between the parties pertaining to the Disputes as set forth in this Agreement and supersedes all prior or contemporaneous settlement agreements, understandings, writings, communications, representations, negotiations, or discussions, whether oral or written, except as specifically set forth herein. No supplements, modifications, waivers, or terminations of this Agreement shall be binding unless executed in writing by the parties to be bound thereby. No waiver of any provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar, nor shall any such waiver constitute a continuing waiver, unless otherwise expressly provided). Each party warrants, promises, and represents that it is not relying upon any oral representation, promise or statement in executing this Agreement, and that is not relying upon any promise or representation contained in any other written agreement, except the Purchase Agreement.

         6.      HEADINGS

         The headings contained in this Agreement have been inserted for convenience only and in no way define, enlarge or limit the scope or interpretation of any provision.

         7.      COUNTERPARTS

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same Agreement.

         8.      GOVERNING LAW

         This Agreement has been made and entered into in Los Angeles County, California, and shall be construed in accordance with, and be governed by, the laws of the State of California.

         9.      UNDERSTANDING THE AGREEMENT

         Each of the undersigned (on behalf of himself, herself and the party for whom they sign) warrants and represents that he/she has full authority to enter into this Agreement on behalf of the party for whom they sign and to make it binding in accordance with its terms and that he/she has read, understands, and agrees fully to all of the terms and conditions of this Agreement. Each of the parties signs this Agreement freely, knowingly, and willingly, and hereby warrants and represents that he/she has not done it under duress of any kind.

         10.     MODIFICATION OR WAIVER

         This Agreement cannot be modified, superseded or changed except by written instrument signed by all the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

         IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first above written.

                                  GIANT GROUP, LTD., a Delaware corporation

                                  by:___________________________________________
                                  name:   Terry Christensen
                                  title:  Director



                                  Fidelity National Financial, Inc.,
                                  a Delaware corporation


                                  by: __________________________________________

                                  Name:  Andrew Puzder
                                  Title: Executive Vice-President and
                                              General Counsel


                                  CKE Restaurants, Inc., a Delaware corporation


                                  By:___________________________________________
                                  Name:  Andrew Puzder
                                  Title: Executive Vice-President and
                                             General Counsel